                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                      ASCHE TRANSPORTATION SERVICES, INC.
                               (Name of Issuer)

                        COMMON STOCK, PAR VALUE $ .0001
                        (Title of Class of Securities)

                                   04362T100
                                (CUSIP Number)

                             KEVIN C. DOOLEY, ESQ.
                    SENIOR VICE PRESIDENT AND LEGAL COUNSEL
                            CHURCHILL CAPITAL, INC.
                           3100 METROPOLITAN CENTRE
                             333 SOUTH 7TH STREET
                         MINNEAPOLIS, MINNESOTA  55402
                                (612) 673-6708

--------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 19, 2000
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_]

-------------------                                         ------------------
CUSIP No. 04362T100                   13D                   Page 2 of 11 Pages
-------------------                                         ------------------

==============================================================================
 1.
      NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      CHURCHILL ENVIRONMENTAL & INDUSTRIAL EQUITY PARTNERS, L.P.
==============================================================================
 2.
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [_]
                                                                       (b) [_]
==============================================================================
 3.
      SEC USE ONLY

==============================================================================
 4.
      SOURCE OF FUNDS
      WC
==============================================================================
 5.
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [_]
==============================================================================
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE
==============================================================================
                     7.
    NUMBER OF              SOLE VOTING POWER
      UNITS
  BENEFICIALLY     ===========================================================
    OWNED BY         8.
      EACH                 SHARED VOTING POWER
    REPORTING              4,138,983
  PERSON WITH      ===========================================================
                     9.
                           SOLE DISPOSITIVE POWER

                   ===========================================================
                    10.
                           SHARED DISPOSITIVE POWER
                           2,666,667
==============================================================================
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,138,983
==============================================================================
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]

==============================================================================
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          48%
==============================================================================
     14.  TYPE OF REPORTING PERSON

          PN
==============================================================================

                                 SCHEDULE 13D
CUSIP NO. 04362T100                                         Page 3 of 11 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      CHURCHILL CAPITAL ENVIRONMENTAL, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,138,983
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,666,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,138,983
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 04362T100                                         Page 4 of 11 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      CHURCHILL CAPITAL, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
      AF
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MINNESOTA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,138,983
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,666,667
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,138,983
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                 SCHEDULE 13D
                                 ------------

     This Amendment No. 2 relates to shares of Common Stock, $0.0001 par value per share ("Common Stock"), of Asche Transportation Services, Inc., a Delaware
            ------------
corporation (the "Issuer") with principal offices located at 10214 North Mount
                  ------
Vernon Road, Shannon, Illinois 61078, and is being filed jointly by Churchill Environmental & Industrial Equity Partners, L.P., a Delaware limited partnership ("CEIP"), Churchill Capital Environmental, L.L.C., a Delaware limited liability
  ----
company ("CCE"), and Churchill Capital, Inc., a Minnesota corporation ("CCI",
          ---                                                           ---
and together with CEIP and CCE, the "Reporting Persons"). This Amendment No. 2
                                     -----------------
supplements and amends the statement on Schedule 13D originally filed with the Commission on September 17, 1999, as amended by Amendment No. 1 filed with the Commission on or about October 6, 1999 ("Amendment No. 1") (as amended, the
                                         ---------------
"Statement").
 ---------


Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

     If the Proposed Transaction (as defined below) is consummated, the Issuer will issue the Warrants (as defined below) to CEIP in consideration of the $7,000,000 loan by CEIP to Specialty Transportation Services, Inc., a wholly owned subsidiary of the Issuer ("STS"). The proceeds of such loan are to be
                                 ---
used as working capital by STS and to fund an intercompany loan in the amount of $2,250,000 by STS to the Issuer. The Warrants would be issued to CEIP by the Issuer as part of the Proposed Transaction, and shares of Common Stock would be issued to CEIP by the Issuer upon exercise of the Warrants. The source of the funds to be loaned to STS by CEIP, a private investment fund, as part of the Proposed Transaction are investment funds provided to CEIP by its limited partners.


Item 4.  Purpose of Transaction
-------  ----------------------

     On May 19, 2000, CEIP delivered a term sheet to the Special Committee of the Board of Directors of the Issuer setting forth the terms of a proposed transaction (the "Proposed Transaction") pursuant to which CEIP would lend
                  --------------------
$7,000,000 in cash to STS (the "Transaction Loan") in exchange for a note (the
                                ----------------
"Note") convertible at any time into at least 70% but no more than 85% of the
-----
common stock of STS (such variance to depend upon the amount and form of interest paid under the Note and whether certain earnings targets for STS's 2000 fiscal year are achieved). If the Issuer's Board of Directors approves the Proposed Transaction, the documentation of the Transaction Loan would contain certain restrictions by CEIP on the use of the proceeds thereof by STS. Under the terms of the Proposed Transaction, CEIP would permit a portion of the proceeds of the Transaction Loan to be used to fund an intercompany loan of $2,250,000 by STS to the Issuer (the "Intercompany Loan"), and the Issuer would
                                      -----------------
issue to CEIP warrants (the "Warrants") to acquire the number of shares of
                             --------
Common Stock that, if exercised, would result in CEIP owning 55% of the outstanding Common Stock on a fully diluted basis when combined with all shares of Common Stock previously acquired by CEIP (a) at the closing under that certain Stock Purchase Agreement among CEIP, the Issuer, STS, Asche Transfer, Inc. and AG Carriers Inc., dated as of August 17, 1999 (the "Purchase
                                                             --------
Agreement"), and (b) pursuant to an acceleration of the issuance of additional
---------
shares of Common Stock to CEIP under certain circumstances under the Purchase Agreement. The Warrants would be exercisable by CEIP during the five year period following their issuance for an exercise price of $.01 per share of Common Stock. Following issuance of the Warrants to CEIP, the Reporting Persons would have beneficial ownership of 55% of the Common Stock, and upon exercise of the Warrants the Reporting Persons would hold dispositive power over 55% of the Common Stock.

     The Intercompany Loan would be made to the Issuer to provide it additional cash to enable it to pay expenses to be incurred in connection with the Proposed Transaction, finance completion of its pending audit, implement certain efficiencies (including the combination of certain business units of its subsidiaries) and pursue future strategies. The Proposed Transaction contemplates that the Intercompany Loan would be evidenced by a three year note accruing interest at a rate equal to the applicable federal rate in effect from time to time.

     In addition, in connection with the Proposed Transaction, certain existing institutional debt of STS in the aggregate amount of $34.7 million would be restructured and a new amortization schedule with respect thereto would be effected. The Note would be secured by a second priority lien on all the assets of STS and subordinated to such existing debt.

     Upon exercise of the Warrants, CEIP would hold a majority of the outstanding Common Stock and consequently would hold on its own the right to elect and remove members of the Issuer's Board of Directors. Upon obtaining such control CEIP plans to propose that the size of the Issuer's Board of Directors be reduced and that additional CEIP Board designees be elected.


Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

     As of the date of filing of this Amendment No. 2 to the Statement, the Reporting Persons directly own 2,666,667 shares of Common Stock, representing approximately 31% of the outstanding Common Stock. And as more fully described and reported in Amendment No. 1, CEIP, CCE and CCI may be deemed to have "beneficial ownership" (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of approximately an additional 17% of
                          ------------
the shares of outstanding Common Stock. As described above, if the Proposed Transaction is consummated and the Warrants are exercised by CEIP, CEIP would hold 55% of the outstanding Common Stock.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     If the Proposed Transaction is consummated and the Warrants are issued, CEIP would own and hold the right to acquire an aggregate of 55% of the outstanding shares of Common Stock on a fully diluted basis.

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons (or any of them) are the beneficial owners of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2000


                            CHURCHILL ENVIRONMENTAL & INDUSTRIAL
                            EQUITY PARTNERS, L.P., a Delaware
                            limited partnership

                            By Churchill Capital Environmental, L.L.C., a Delaware limited liability company

                              Its General Partner

                                 By Churchill Capital, Inc.

                                    Its Managing Agent

                                      By:  /s/ Kevin C. Dooley
                                           ------------------------------------
                                         Name:  Kevin C. Dooley
                                         Title: Senior Vice President and Legal
                                                Counsel

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2000


                            CHURCHILL CAPITAL ENVIRONMENTAL, L.L.C.

                              By Churchill Capital, Inc.

                                    Its Managing Agent

                                        By:  /s/ Kevin C. Dooley
                                             --------------------------------
                                           Name:  Kevin C. Dooley
                                           Title: Senior Vice President and
                                                  Legal Counsel

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2000


                                   CHURCHILL CAPITAL, INC.

                                       By:  /s/ Kevin C. Dooley
                                            ------------------------------------
                                          Name:  Kevin C. Dooley
                                          Title: Senior Vice President and Legal
                                                 Counsel

                                 EXHIBIT INDEX
                                 -------------


     Exhibit 7.1.   Summary of Terms and Conditions delivered by CEIP to the
     ------------
                    Special Committee of the Board of Directors of the Issuer on May 19, 2000, containing the terms of the Proposed Transaction